Giovanni Caruso
Partner

345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

Via Edgar

November 15, 2024

Ronald (Ron) E. Alper

David Link

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mountain Lake Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 27, 2024

File No. 333-281410

Dear Mr. Ronald and Mr. Link:

On behalf of our client, Mountain Lake Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated October 31, 2024 (the “Staff’s Letter”) regarding the Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Los Angeles     New York     Chicago     Nashville     Washington, DC     Beijing     Hong Kong     www.loeb.com

A limited liability partnership including professional corporations

November 15, 2024 Page 2

Amendment No. 1 to Form S-1 filed September 27, 2024

Initial Business Combination, page 9

1.	Please disclose the consequences to the SPAC sponsor of not completing an extension of the time to consummate a de-SPAC transaction.

Response: The Company has revised the disclosure on pages 9, 24, 87, and 104 of the Amended Registration Statement in response to the Staff’s comment.

November 15, 2024 Page 3

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso
Giovanni Caruso
Partner